SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  AMREIT, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   023895-10-5
                                 (CUSIP Number)

                                 H. Kerr Taylor
                         Eight Greenway Plaza, Suite 824
                              Houston, Texas 77046
                                 (713) 850-1400

                             Bruce J. Rushall, Esq.
                      2111 Palomar Airport Road, Suite 200
                           Carlsbad, California 92009
                                 (760) 438-6855
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 1, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 023895-10-5

 ................................................................................
       1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) H. Kerr Taylor
 ................................................................................
       2)     Check the Appropriate Box if a Member of a Group ( See
              Instructions):
              (a)   [   ]
              (b)   [   ]
 ................................................................................
       3)     SEC Use Only
 ................................................................................
       4)     Source of Funds (See Instructions): Assets and money owed. See
              Item 3.
 ................................................................................
       5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e): [   ]
 ................................................................................
       6)     Citizenship or Place of Origination: United States
 ................................................................................

      Number of       (7)    Sole Voting Power:  262,061
       Shares         ..........................................................
    Beneficially      (8)    Shared Voting Power:  0
      Owned by        ..........................................................
   Each Reporting     (9)    Sole Dispositive Power:  262,061
     Person With      ..........................................................
                      (10)   Shared Dispositive Power:  0
                      ..........................................................
       11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
              262,061
 ................................................................................
       12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions):  [   ]
 ................................................................................
       13)    Percent of Class Represented by Amount in Row (11):  10.99%
 ................................................................................
       14)    Type of Reporting Person (See Instructions):  IN

ITEM 1.       SECURITY AND ISSUER

       This statement on Schedule 13D ("Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of AmREIT, Inc., a Maryland corporation (the "Issuer"). The address of the principal executive office of the Issuer is Eight Greenway Plaza, Suite 824, Houston, Texas 77046.

       The information set forth in this Schedule 13D, as required by Section 13(d)(1) of the Securities and Exchange Act of 1934 (the "1934 Act"), and Reg. 240.13d-1(a) thereunder, was previously filed with the Commission on June 5,1998 by the Issuer pursuant to its definitive Proxy material filed under Section 14A of the 1934 Act on such date (DEF 14A, SEC File No. 000-28378, Accession
No. 00009139 57-98-000019) and the Revised Preliminary Proxy Material filed by the Issuer on November 16, 1998, (PRER14A, SEC file No. 000-28378, Accession
No. 0000913957-98-000041).

ITEM 2.       IDENTITY AND BACKGROUND

       This Statement is filed by H. Kerr Taylor (the "Reporting Person"). The Reporting Person is the Chairman, Chief Executive Officer and President of the Issuer. The principal office address and principal business address of the Reporting Person is Eight Greenway Plaza, Suite 824, Houston, Texas 77046. The Reporting Person has not been convicted in a criminal proceeding during the last five (5) years. The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws during the last five (5) years.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Effective as of June 5, 1998, the Issuer succeeded to the operations of American Asset Advisers Realty Inc., a Texas corporation ("AAARC"), through the merger (the "Merger") of AAARC with the Issuer's wholly owned subsidiary corporation pursuant to the Agreement and Plan of Merger between the Issuer and AAARC dated as of June 5, 1998 (the "Merger Agreement"). Pursuant to the Merger, AAARC became the Issuer's wholly owned subsidiary. The Merger was consummated to effect the conversion of the Issuer into a self-administered and self-managed real estate investment trust.

       The Reporting Person was the sole shareholder of AAARC. In connection with the Merger, on August 1, 1998 the Reporting Person received 213,260 shares of the Issuer's Common Stock and has the right to receive up to an additional 686,740 shares issuable subject to certain conditions, over the 24 consecutive calendar quarters commencing July 1, 1998 (the "Share Balance"). None of the Share Balance has been issued as of the date hereof.

       In addition,  the Reporting  Person holds 48,801 Shares.  Of these Shares
(a) 20,201 Shares were purchased for cash by AAARC upon the organization of the Issuer in August 1993 and distributed to the Reporting Person by AAARC prior to the Merger; (b) 18,789 Shares were issued by the Issuer to the Reporting Person on May 10, 1998 in payment of a note obligation it owed to the Reporting Person in the amount of $171,500; and (c) 9,811 Shares were issued by the Issuer to the Reporting Person on August 31, 1998 in payment of a promissory note obligation it owed to the Reporting Person in the amount of $100,563.

ITEM 4.       PURPOSE OF TRANSACTION

       See Item 3.

       Except as set forth herein, the Reporting Person has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

       At September 30, 1998, the Issuer had 2,384,117 shares of Common Stock outstanding.

              (a) Pursuant to Rule 13d-3, the Reporting Person owns beneficially 262,061 shares of Common Stock, which constitutes approximately 10.99% of the 2,384,117 shares of Common Stock outstanding as of September 30, 1998.

              (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of 262,061 shares of Common Stock.

              (c) Other than the transactions described in this Statement, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

              (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

              (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Except for the Merger Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any person with respect to any securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

       None.

                                   SIGNATURES


       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  AMREIT, INC.
                                  a Maryland corporation



                                  /s/ H. Kerr Taylor
                                  H. Kerr Taylor